HELE FITNESS LLC

Educating, Empowering and Elevating Lives Through Movement and Community


HELE
HELE
HELE


COMMUNITY


CULTURE


LIFESTYLE


PROGRAMMING


EQUIPMENT
HELE
HELE FITNESS

TABLE OF CONTENTS


HELE

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

1. THE BRAND

Our **Brand** represents our belief that building inner strength is what truly empowers people. That ethos is carried throughout the **Equipment, Programming,** and **Community** that comprise Hele Fitness.


BRAND
EQUIPMENT
PROGRAMMING
COMMUNITY

Represents our **Belief** in building **Inner Strength**

The **Tools** for the journey

The **Knowledge** that is shared

The **People** who share our belief and values

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

2. MISSION

Our Mission is to improve lives through health and fitness


HELE





©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

3. APPROACH

Holistic by design - our **Brand** is rooted in Hawaiian **Culture & Values.**


COMMUNITY
CULTURE
EQUIPMENT
PROGRAMMING

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

4. PRODUCTS

We offer Equipment, Programming, and Community- sharing stories of Hawaii's Culture & Values


HELE
20KG
HELE

EQUIPMENT

Our entire equipment line is Functional. We have a full enterprise-grade product line that suits the needs from Military facilities to Home Gyms


Equipment
Bodyweight
NUTRITION TIP

PROGRAMMING

We provide the knowledge and programming for industry specific training needs; to include Army, Police, Fire and Lifeguards



COMMUNITY

The journey of transformation is one to be shared and celebrated. We facilitate bringing people together through virtual challenges and Community events

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

4.1 EQUIPMENT

A full product line for all things Functional Fitness


HELE FITNESS
HELE

HELE



©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

4.2 PROGRAMMING

Programming - Industry Focused and designed for readiness, whether you are preparing for extreme circumstances or just everyday life.


DreamHouse Challenge
Day 1
Monday
Elyse U.
Equipment
Bodyweight
NUTRITION TIP
Workout
Baseline
50 Double-Unders or 100 Single-Unders
40 Air Squats
30 Sit-ups
20 Burpees to a target 6" above max reach
10 Pull-ups
00:00.00
PROFILE
RECORD YOUR SCORE

- **HELE FITNESS MOBILE APP**
- **INDUSTRY-BASED PROGRAMMING**
  i.e. Army Combat Fitness Test (New ACFT)
- **FIRST RESPONDERS / MILITARY / SPORT-SPECIFIC**

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

4.3 FITNESS COMMUNITY

Our fitness ecosystem includes partners with complimentary products & services which adds value to our community of customers.


GOOD CLEAN FOOD HAWAII
ASSAULT FITNESS
HYLETE APPAREL
FNX SUPPLEMENTS

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

5. MARKET

The Fitness Market is growing rapidly. ***FUNCTIONAL FITNESS MARKET EXPECTED TO EXCEED $25B BY 2025**


$12B

TOTAL ADDRESSABLE MARKET

Total Global Fitness Equipment Market


$5B

TOTAL SERVICEABLE MARKET

Functional Fitness Market Segment


$500M

TOTAL OBTAINABLE MARKET

Obtainable Market for our Company

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

6. TRACTION

Actual Revenues **Outperformed Projections all 4 Years** (*cash basis of accounting*)



Projections
Revenues
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$85,000
$147,000
$215,000
$426,000
$525,000
$754,000
$935,000
$3,305,984
2017
2018
2019
2020

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

7. TEAM

We are all former athletes and fitness professionals that share a passion for health and fitness while being rooted in our home culture in Hawaii. We take great pride in our mission as we continue sharing our Brand of Fitness with the world.



GUS MELLO

Co-Founder & CEO



MARCUS SOUZA

Co-Founder & COO


HELE FITNESS

BROOK EMANUEL

Co-Founder & Strategist



DARA TARAWAHARA

Partner & VP Sales



JOE CASALE

Manager



MELISSA CASALE

Sales & Marketing

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

8. GLOBAL AFFILIATE PARTNERS

We have Partners around the world and growing. We make a guaranteed profit margin from each Affiliate based on the Market, Forex, and Volume



©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.



JOIN OUR JOURNEY AND BECOME PART OF OUR TEAM!

Investor Contact:

BROOK EMANUEL

Co-Founder & Strategist

brook@helefitness.com

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

APPENDIX



©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

CUSTOMER TESTIMONIALS



MARIO QUEZADA

"I can't think of a fitness company, in Hawaii or elsewhere, that cares more for it's customer's experience with their products than Hele Fitness."



ASHLEY BURNETT

"UFC Gym Kailua has some of their equipment and I immediately noticed the drastic difference in the quality of the Hele brand equipment."



KAHEA HART

"The quality is top of the line and great customer service. The guys are cool and will work with you to get your work space dialed."

NANAKULI H.S.

"While the student athletes marveled at the equipment, we as strength coaches are reassured by the safety and design."

LEILEHUA H.S.

"Fast, efficient and friendly, you won't find better anywhere on the islands."

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

WEBSITE TRAFFIC

Google Analytics shows our website has just under 1k active users per day.



Active Users
30K
20K
10K
0
01
Jul
01
Aug
30 days
23K
7 days
6.4K
1 day
1.1K
Last 90 days
ACTIVE USERS REPORT

- **DAILY ACTIVE USERS CONTINUE TO INCREASE EACH QUARTER**
- **MAJORITY IS ORGANIC TRAFFIC - WE SPEND >$500/MONTH ON MARKETING**
- **ENGAGEMENT CONTINUES TO GROW**

  This is key for our new digital programming platform that will deepen that user / customer engagement

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

FINANCIAL DATA

Strong **Revenue Growth** along with greater operational efficiency leading to higher **Net Profit Margins.** For 2020, our **Net Profit** exceeded our **Revenue from 2019**.



Revenue
Net Profit Margin
2019 Revenue
$4,000,000
$3,200,000
$2,400,000
$1,600,000
$800,000
$0
$147,000
$426,000
$754,000
$3,305,984
2017
2018
2019
2020

©2020 Hele Fitness LLC Proprietary and Confidential. All Rights Reserved.

2016

PRODUCT-MARKET FIT

2017 - Products & Brand positive affirmation

E-COMMERCE

2018 - All products available to buy online

AFFILIATE PROGRAM

2018 - Launched Affiliate Program in Brazil

MOBILE APP

2019 - Deployed a training program for the ACFT

GROWTH AWARD

2020 - Award for Hawaii's Fastest Growing Company

$3M IN REVENUE

2020 - Tripled our Sales Projections for the year

WHAT WE ACCOMPLISHED

MOBILE APP V.2

2021 - A native app that powers coaches, gyms and fitness enthusiasts

EXPAND AFFILIATES

2022 - Global affiliate partners > 12 countries

(currently in 7 countries)

APP USERS

2023 - Goal of 10,000 monthly active users

COMMUNITY

2024 - Build our community to over 50,000 (users & customers)

EXIT

FUTURE MILESTONES

*ALL FUTURE MILESTONES ARE PROJECTIONS AND ARE IN NO MANNER GUARANTEED TO OCCUR